UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 8, 2010

Commission File Number: 001-34423

CDC Software Corporation

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Unit 706-707, Building 9

No. 5 Science Park West Avenue

Hong Kong Science Park

Shatin, New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:    [x] Form 20-F     [    ]  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [    ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    [    ] Yes    [x] No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Other Events.

On June 4, 2010, CDC Software Corporation (the “Company”) held a conference call to provide an update on the Company’s hybrid software model and other financial information. A copy of the transcript from such call is attached hereto as Exhibit 99.2.

Exhibit	Description

99.1	Press release dated June 7, 2010 CDC Software’s CDC Factory Solution To Be Implemented at Lakeside Foods, a Privately Held Private Label Food Processor
99.2	Transcript from June 4, 2010 CDC Software Corporation Conference Call Regarding CDC Hybrid Strategy Update

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Software Corporation
Date: June 8, 2010	By:	/s/ Donald L. Novajosky
Name: Donald L. Novajosky
Title: General Counsel

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated June 7, 2010 CDC Software’s CDC Factory Solution To Be Implemented at Lakeside Foods, a Privately Held Private Label Food Processor
99.2	Transcript from June 4, 2010 CDC Software Corporation Conference Call Regarding CDC Hybrid Strategy Update